Exhibit 99.3

CCSC Technology International Holdings Limited Reports Financial Results for the First Six Months of Fiscal Year 2024

Hong Kong, February 23, 2024 – CCSC Technology International Holdings Limited (the “Company” or “CCSC”) (Nasdaq: CCTG), a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses, today announced its unaudited financial results for the first six months of fiscal year 2024 ended September 30, 2023.

Mr. Kung Lok Chiu, Chief Executive Officer and Director of the Company, commented, “During the first six months of fiscal year 2024, amidst macroeconomic uncertainties and rising supply chain costs, our revenue and gross profit decreased from the same period of last year; however, our gross margin remained stable despite the challenging environment. furthermore, in January 2024, we completed our initial public offering and listing on the Nasdaq Capital Market under the ticker symbol “CCTG”, which we expect to enhance our competitiveness globally. Looking forward, we plan to strategically focus on growing industries, such as new energy, robotics, and medical. We also plan to keep investing in research and development and offering innovative and cost-effective products to our customers. We are committed to delivering high-quality products to our customers and generating long-term value for our shareholders.”

First Six Months of Fiscal Year 2024 Financial Highlights

●	Revenue was $7.5 million for the six months ended September 30, 2023, compared to $15.6 million for the same period of last year.

●	Gross profit was $2.3 million for the six months ended September 30, 2023, compared to $5.4 million for the same period of last year.

●	Loss from operations was $0.3 million for the six months ended September 30, 2023, compared to income from operations of $2.1 million for the same period of last year.

●	Net income was $0.4 million for the six months ended September 30, 2023, compared to $2.8 million for the same period of last year.

●	Basic and diluted earnings per share was $0.04 for the six months ended September 30, 2023, compared to $0.28 for the same period of last year.

First Six Months of Fiscal Year 2024 Financial Results

Revenue

Total revenue was $7.5 million for the six months ended September 30, 2023, which decreased by 52.0% from $15.6 million for the same period of last year.

The following table sets forth revenue by interconnect products:

	For the Six Months Ended September 30,				Change
($ millions)	2023	%	2022	%	Amount	%
Cables and wire harnesses	6.9	91.8%	14.5	93.0%	(7.6)	(52.6)%
Connectors	0.6	8.2%	1.1	7.0%	(0.5)	(43.5)%
Total	7.5	100.0%	15.6	100.0%	(8.1)	(52.0)%

Revenue generated from cables and wire harnesses decreased by 52.6%, to $6.9 million for the six months ended September 30, 2023, from $14.5 million for the same period of last year. Revenue generated from connectors decreased by 43.5%, to $0.6 million for the six months ended September 30, 2023, from $1.1 million for the same period of last year.

The decrease in our revenue was primarily attributable to the decrease in sales volume. We experienced a contraction in demand, primarily because a number of our customers had purchased our products in advance in fiscal year 2022 and the first half of fiscal year 2023 in anticipation of higher supply chain costs. Customers also preferred reduced inventory, due to uncertainties about macroeconomic conditions.

The following table sets forth the disaggregation of revenue by regions:

	For the Six Months Ended September 30,				Change
($ millions)	2023	%	2022	%	Amount	%
Europe	4.3	57.8%	9.8	62.8%	(5.5)	(55.8)%
Asia	2.4	31.8%	4.7	29.8%	(2.3)	(48.7)%
Americas	0.8	10.4%	1.2	7.4%	(0.4)	(32.9)%
Total	7.5	100.0%	15.6	100.0%	(8.1)	(52.0)%

Revenue generated from Europe decreased by 55.8%, to $4.3 million for the six months ended September 30, 2023, from $9.8 million for the same period of last year. The decrease was primarily due to the decrease of sales in Denmark, Hungary and Finland.

Revenue generated from Asia decreased by 48.7%, to $2.4 million for the six months ended September 30, 2023, from $4.7 million for the same period of last year. The decrease was primarily due to sales decreases in China of $1.5 million, and sales decreases in the Association of Southeast Asian Nations, or ASEAN, of $0.8 million.

Revenue generated from the Americas decreased by 32.9%, to $0.8 million for the six months ended September 30, 2023, from $1.2 million for the same period of last year. The decrease was primarily due to sales decreases in Northern America of $0.4 million.

Cost of Revenue

Cost of revenue decreased by 48.7%, to $5.2 million for the six months ended September 30, 2023, from $10.2 million for the same period of last year, which was in line with the decrease of the total revenue.

Inventory costs amounted to $3.5 million for the six months ended September 30, 2023, compared to $7.9 million for the same period of last year. The decrease of inventory costs was primarily due to a 51.5% decrease in the total sales volume and an 8.5% decrease in the inventory cost per unit.

Labor costs amounted to $1.2 million for the six months ended September 30, 2023, compared to $1.7 million for the same period of last year. The decrease of labor costs was primarily due to the reduction in the number of our manufacturing employees.

Gross Profit and Gross Margin

Gross profit decreased by 58.1%, to $2.3 million for the six months ended September 30, 2023, from $5.4 million for the same period of last year.

Gross profit margin decreased by 4.4%, to 30.4% for the six months ended September 30, 2023, from 34.8% for the same period of last year. The gross profit margin was generally on par with the same period of 2022.

Operating Expenses

Operating expenses decreased by 23.2%, to $2.6 million for the six months ended September 30, 2023, from $3.3 million for the same period of last year. The expense reduction was mainly due to the decreases in the selling expenses, general and administrative expenses, and research and development expenses.

Other Income/(Expenses)

Other income decreased by 37.0%, to $0.6 million for the six months ended September 30, 2023, from $1.0 million for the same period of last year. The decrease included an increase in foreign exchange loss of $0.4 million.

Net Income

Net income decreased by 85.4%, to $0.4 million for the six months ended September 30, 2023, from $2.8 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.04 for the six months ended September 30, 2023, compared to $0.28 for the same period of last year.

Recent Development

On January 22, 2024, the Company completed its initial public offering (the “Offering”) of 1,375,000 ordinary shares at a public price of $4.00 per share. On February 8, 2024, the underwriters of Offering exercised their over-allotment option in full to purchase an additional 206,250 ordinary shares of the Company at the public offering price of US$4.00 per share. The gross proceeds were $6.325 million from the Offering, before deducting underwriting discounts and commissions, and other expenses. The Company’s ordinary shares began trading on the Nasdaq Capital Market on January 18, 2024, under the ticker symbol “CCTG.”

About CCSC Technology International Holdings Limited

CCSC Technology International Holdings Limited, is a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products. The Company specializes in customized interconnect products, including connectors, cables and wire harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as electronic manufacturing services (“EMS”) companies that procure and assemble products on behalf of such manufacturing companies. The Company has a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. For more information, please visit the Company’s website: http://ir.ccsc-interconnect.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

CCSC Technology International Holdings Limited

Investor Relations Department

Email: ir@ccsc-interconnect.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of September 30, 2023	As of March 31, 2023
Assets	(Unaudited)
Current assets:
Cash	$7,370,501	$7,708,310
Restricted cash	9,095	9,305
Accounts receivable	2,295,302	2,260,222
Inventories, net	1,854,088	2,187,518
Deferred initial public offering costs	1,419,736	1,051,038
Prepaid expenses and other current assets	1,407,266	1,242,054
Total current assets	14,355,988	14,458,447

Non-current assets:
Property, plant and equipment, net	179,169	211,949
Intangible asset, net	66,787	88,319
Operating right-of-use assets, net	1,754,977	2,121,070
Deferred tax assets, net	115,989	41,015
Other non-current assets	39,387	41,844
Total non-current assets	2,156,309	2,504,197
TOTAL ASSETS	$16,512,297	$16,962,644

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,009,560	$1,663,749
Advance from customers	125,218	186,874
Accrued expenses and other current liabilities	1,537,312	1,648,970
Taxes payable	361,035	365,851
Operating lease liabilities – current	434,871	485,051
Long-term bank loan - current	—	39,725
Total current liabilities	4,467,996	4,390,220

Non-current liabilities:
Operating lease liabilities – non-current	1,343,653	1,653,411
Total non – current liabilities	1,343,653	1,653,411
TOTAL LIABILITIES	$5,811,649	$6,043,631

Commitments and Contingencies	—	—

Shareholders’ equity
Ordinary shares, par value of US$0.0005 per share; 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of September 30, 2023 and March 31, 2022*	5,000	5,000
Subscription receivable	—	(5,000)
Additional paid-in capital	1,236,773	1,236,773
Statutory reserve	813,235	813,235
Retained earnings	10,628,306	10,214,692
Accumulated other comprehensive loss	(1,982,666)	(1,345,687)
Total shareholders’ equity	10,700,648	10,919,013
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,512,297	$16,962,644

*	The shares and per share information are presented on a retroactive basis to reflect the corporate subdivision and 1 to 2 share split.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE (LOSS)/INCOME
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2023	2022
Net revenue	$7,503,520	$15,620,925
Cost of revenue	(5,223,159)	(10,181,670)
Gross profit	2,280,361	5,439,255

Operating expenses:
Selling expenses	(473,636)	(566,879)
General and administrative expenses	(1,753,179)	(2,202,153)
Research and development expenses	(338,038)	(568,648)
Total operating expenses	(2,564,853)	(3,337,680)

Loss/(Income) from operations	(284,492)	2,101,575

Other income/(expenses):
Other non-operating income, net	51,628	16,221
Government subsidies	—	59,079
Foreign currency exchange gains	539,844	921,565
Financial and interest income/(expenses), net	35,783	(1,483)
Total other income	627,255	995,382

Income before income tax expense	342,763	3,096,957
Income tax benefits/(expenses)	70,851	(256,607)
Net income	413,614	2,840,350

Other comprehensive (loss)/income
Foreign currency translation adjustment	(636,979)	(1,096,403)
Total comprehensive (loss)/income	$(223,365)	$1,743,947

Earnings per share
Basic and Diluted	$0.04	$0.28
Weighted average number of ordinary shares
Basic and Diluted*	10,000,000	10,000,000

*	The shares and per share information are presented on a retroactive basis to reflect the corporate subdivision and 1 to 2 share split.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$413,614	$2,840,350
Adjustments to reconcile net income to net cash provided by operating activities:
Change in inventory reserve	73,643	(10,202)
Depreciation and amortization	114,208	172,174
Amortization of right-of-use asset	251,865	276,485
Loss from disposal of fixed assets	595	363
Deferred tax (expenses)/benefits	(79,198)	1,450
Foreign currency exchange gains	(539,844)	(921,565)
Changes in operating assets and liabilities:
Accounts receivable	(47,683)	(2,227,930)
Inventories	164,072	1,559,757
Amount due from related parties	—	478,724
Prepaid expenses and other current assets	(223,354)	39,894
Operating right-of-use assets	—	(2,281,448)
Other non-current assets	—	42,077
Accounts payable	418,473	(600,059)
Advance from customers	(60,075)	(43,413)
Taxes payable	(4,408)	151,071
Accrued expenses and other current liabilities	(39,341)	(56,394)
Operating lease liabilities	(244,763)	1,987,398
Amount due to related parties	—	(215,163)
Net cash provided by operating activities	197,804	1,193,569

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(52,025)	(110,498)
Proceed from disposal of property and equipment	—	11
Purchase of intangible asset	(19,217)	(23,691)
Net cash used in investing activities	(71,242)	(134,178)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	—	136,641
Repayments of long-term bank loans	(39,817)	(77,478)
Payment for deferred initial public offering costs	(366,094)	(442,399)
Capital contribution by shareholders	5,000	—
Net cash used in financing activities	(400,911)	(383,236)

Effect of exchange rate changes on cash and restricted cash	(63,670)	(60,781)

Net change in cash and restricted cash	(338,019)	615,374
Cash and restricted cash, beginning of the period	7,717,615	5,285,940
Cash and restricted cash, end of the period	$7,379,596	$5,901,314

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$(39,402)	$(39,113)
Cash paid for interest	$(228)	$(3,154)
Cash paid for operating lease	$(288,667)	$(309,679)

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$—	$1,955,909